Schedule 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share
 (Title of Class of Securities)

K49769 100

(CUSIP Number)

Jesper Ovesen

TDC A/S (Formerly Tele Danmark A/S)

Teglholmsgade 1

0900 Copenhagen C, Denmark

Tel: +45 6663 7650

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Schedule 13D/A

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): TDC A/S (formerly Tele Danmark A/S)
2.	Check the Appropriate Box if a Member of a Group (See instructions)	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,399,892 8. Shared Voting Power N/A
9. Sole Dispositive Power 5,399,892
10. Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,399,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 32.3%
14.	Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 19 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) amends and supplements the Schedule 13D filed by TDC on July 15, 1997, as amended prior to this Amendment No. 19 (collectively, the “Schedule 13D”).  The Schedule 13D was previously filed by TDC with respect to its beneficial ownership of common stock, par value $.001 per share, of Hungarian Telephone and Cable Corp. (“HTCC”).  Invitel Holdings A/S is the successor, pursuant to a merger and related transactions, to HTCC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended.  Therefore, the Schedule 13D, as amended by this Amendment No. 19, now relates to the beneficial ownership by TDC of the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs at the end:

“On November 2, 2009, TDC consummated the sale of 5,399,890 Shares to Hungarian Telecom (Netherlands) Cooperatief U.A. (the “Equity Purchaser”) for the euro equivalent of USD 1 per Share, pursuant to a Sale and Purchase Agreement (the “Sale Agreement”), dated September 30, 2009, among TDC, the Equity Purchaser and Hungarian Telecom Finance International Limited (the “Debt Purchaser” and together with the Equity Purchaser, the “Purchasers”). The Purchasers are affiliates of Mid Europa Partners.

The aforementioned sale was effected by Danske Bank A/S, as agent of TDC and the Equity Purchaser, by way of a transfer of 5,399,890 Shares to the Equity Purchaser’s custodial account at Danske Bank A/S.

On November 2, 2009 and pursuant to the Sale Agreement, a subsidiary of TDC (“TDC Sub”) also consummated the transfer to the Debt Purchaser of all TDC Sub’s rights and obligations under a loan agreement, dated March 2, 2009, among TDC Sub, Magyar Telecom B.V. and the Issuer, for cash consideration of €34,135,000.”

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

“(a)

TDC beneficially owns 5,399,892 Shares of the Issuer and such Shares constitute approximately 32.3% of the outstanding Shares of the Issuer.

(b)

TDC has the sole power to vote and dispose of all of the 5,399,892 Shares it currently owns.

(c)

Other than the transactions contemplated by the Sale Agreement described in Item 4, which description is incorporated by reference in this Item, there have been no transactions by TDC in relation to the Shares since the most recent amendment to Schedule 13D filed on September 30, 2009.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2009

TDC A/S

By:

/s/ Eva Berneke

Name: Eva Berneke

Title:

Senior Executive Vice

President and Head of HR

and Group Strategy

By:

/s/ Jesper  Eriksen

Name: Jesper Eriksen

Title:

Senior Executive Vice

President and President of

Consumer